TUPPER JONSSON & YEADON

BARRISTERS & SOLICITORS

AN ASSOCIATION OF LAWYERS AND LAW CORPORATIONS

CARL R. JONSSON* LEE S. TUPPER*
GLENN R. YEADON* PAMELA JOE
DAVID A. AUSTIN

*denotes a Personal Law Corporation

1710 - 1177 WEST HASTINGS STREET
VANCOUVER, B.C., CANADA
V6E 2L3
TEL: (604) 683-9262
FAX: (604) 681-0139
LEE S. TUPPER DIRECT LINE: 604-640-6358
Email: tupper@securitieslaw.bc.ca

REPLY ATTENTION OF : **LEE S. TUPPER**

OUR FILE: 16436 September 28, 2005

BY SEDAR

British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Attention: Continuous Disclosure

Dear Sirs/Mesdames:

**Re: DEREK OIL & GAS CORPORATION   (the "Company")
          Constating Documents**

Pursuant to the requirements detailed in section 12 of NI 51-102 *Continuous Disclosure Obligations*, we enclose for filing with you the following constating documents:

- Articles of Incorporation;
- Transition Application;
- Notice of Articles;
- Notice of Alteration.

Yours truly,

TUPPER JONSSON & YEADON

"Lee S. Tupper"

LEE S. TUPPER

LST:bgp
Enc.

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